Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 021-344546)

The following email was sent by BitGo Holdings, Inc. on May 5, 2021:

Subject Line: Announcement: BitGo to be Acquired by Galaxy Digital

Hi [•],

We are excited to announce that Galaxy Digital has agreed to acquire BitGo. This is a landmark transaction which changes the digital asset landscape. Joining Galaxy Digital represents an exciting new chapter for our business and allows BitGo to offer an even more comprehensive suite of products and services to our clients.

BitGo's product suite of custody and digital asset financial services complements Galaxy’s existing offerings across asset management, principal investments, trading, investment banking, and mining. The combined business will be uniquely positioned to serve the entirety of our clients' financial services needs. We remain committed to delivering the best products, solutions, services and trust to our clients.

Galaxy Digital and BitGo will continue to operate as separate companies until the receipt of required regulatory approvals and the satisfaction of other acquisition-related closing conditions.

For more information, please refer to press release: https://www.newswire.ca/news-releases/galaxy-digital-to-acquire-bitgo-to-form-pre-eminent-global-provider-of-digital-asset-financial-services-for-institutions-834031710.html

Thank you,

The BitGo Team

The following email was sent by Michael Belshe, CEO and Co-Founder of BitGo Holdings, Inc., on May 5, 2021:

Announcement: BitGo Merging with Galaxy Digital

Good morning, BitGo team -

Today, we announced that Galaxy Digital has agreed to acquire BitGo. This is a landmark transaction which changes the digital asset landscape. We couldn’t have gotten here without each and every one of you. Congratulations and thank you!

Combining with Galaxy Digital represents an exciting new chapter for our business and allows BitGo to offer an even more comprehensive suite of products and services to our clients and strengthens our position in the market. BitGo's product suite of custody and digital asset financial services complements Galaxy’s existing offerings across asset management, principal investments, trading, investment banking, and mining. The combined business will be uniquely positioned to serve the entirety of our clients' financial services needs. We remain committed to delivering the best products, solutions, services and trust to our clients.

Over the course of the day you will learn more about this acquisition via:

●	Press Release and news interviews https://www.newswire.ca/news-releases/galaxy-digital-to-acquire-bitgo-to-form-pre-em[…]ital-asset-financial-services-for-institutions-834031710.html

●	Social media

●	All-Hands

[REDACTED]

I’m sure many of you have questions and I wish I could chat with each of you individually today. It will be a busy day with the announcement, but the leadership team is committed to providing regular and timely updates to keep you informed at each step of the process. We will have our all-hands to share more information and here is a Google form for you to submit questions, we will try to address as many of these as we can. I’m really excited about what this means for the future of this team!

The real future starts now - BitGo has built the underpinnings of a leading financial institution, and with this addition of Galaxy, we're expanding our capabilities, massively increasing our resources, and aligning toward the next step of the future.

Thank you,

Mike

The following email was sent by Michael Belshe, Founder, CEO and Co-Founder of BitGo Holdings, Inc., on May 5, 2021:

Hi BitGo team!

Today, we announced that Galaxy Digital has agreed to acquire BitGo. This is a landmark transaction which changes the digital asset landscape. We couldn’t have gotten here without each and everyone of you. This transaction does not have any impact on your roles but presents a greater opportunity for all of us.

Joining Galaxy Digital represents an exciting new chapter for our business and allows BitGo to offer an even more comprehensive suite of products and services to our clients and strengthens our position in the market. BitGo's product suite of custody and digital asset financial services complements Galaxy’s existing offerings across asset management, principal investments, trading, investment banking, and mining. The combined business will be uniquely positioned to serve the entirety of our clients' financial services needs. We remain committed to delivering the best products, solutions, services and trust to our clients.

Over the course of the day you will learn more about this acquisition via:

●	Press Release and news interviews

●	Social media

[REDACTED]

Thank you,

Mike

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities

Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31,

2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.